Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Strengthened China Operations

to Begin Game Testing in March

New Focus on Web-Based Social Games

TAIPEI, Taiwan, January 2, 2012 – GigaMedia Limited (NASDAQ: GIGM) (“GigaMedia”) announced today that its China online games platform Jidi Joy has acquired a specialized Web-based social games development team in Shanghai and expects to roll out the first of its new proprietary social network games in March 2012.

“We are making rapid progress in China, positioning ourselves to benefit from two powerful market forces in online games: the ongoing shift into Web and mobile platforms and the continued strong popularity and growth of social games,” stated Jidi Joy Chief Executive Officer John Huen. “Web-based and social games are projected by industry analysts to grow at up to triple-digit rates in China – faster than traditional client-based or PC games.”

“This SNS-focused R&D team is a crucial extension of our business in China,” stated Jidi Joy CEO John Huen. “Beta testing is now scheduled for late March 2012; we expect to launch multiple new games in China this year on our platform as well as on high-traffic social networking portals and are excited about the opportunities this creates for us.”

The cornerstone of GigaMedia’s growth initiatives in China, Jidi Joy is a developer and operator of online games in Shanghai. The company is led by a team of industry veterans and is a fully-licensed, full-service online game platform with ISO 9001 certified customer service and technical support.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia, covering all regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

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